# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NB Bancorp, Inc., CIK 0001979330
CUSIP: 63945M107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1063 Great Plain Avenue, Needham, Massachusetts (MA), 02492
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-003288
Filed by CIK 0001894571

## Reporting persons
- Pertento Partners LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,978,903; sole dispositive power 0; shared dispositive power 1,978,903; aggregate amount beneficially owned 1,978,903 (4.6% of the class)
- Eduardo Marques: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,978,903; sole dispositive power 0; shared dispositive power 1,978,903; aggregate amount beneficially owned 197,890 (4.6% of the class)

## Item 1. Issuer
Name of issuer: NB Bancorp, Inc.
Address of issuer's principal executive offices: 1063 Great Plain Avenue Needham, Massachusetts 02492

## Item 2. Person Filing
Name of person filing:
Pertento Partners LLP
Eduardo Marques
Address of principal business office or, if none, residence:
Pertento Partners LLP
111 Park Street
London W1K7JL
United Kingdom

Eduardo Marques
111 Park Street
London W1K7JL
United Kingdom
Citizenship:
Pertento Partners LLP - Other - United Kingdom
Eduardo Marques - Other - Brazil

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Pertento Partners LLP - 1,978,903
Eduardo Marques - 1,978,903
Percent of class:
Pertento Partners LLP - 4.6%
Eduardo Marques - 4.6%
Sole power to vote or to direct the vote:
Pertento Partners LLP - 0
Eduardo Marques - 0
Shared power to vote or to direct the vote:
Pertento Partners LLP - 1,978,903
Eduardo Marques - 1,978,903
Sole power to dispose or to direct the disposition:
Pertento Partners LLP - 0
Eduardo Marques - 0
Shared power to dispose or to direct the disposition:
Pertento Partners LLP - 1,978,903
Eduardo Marques - 1,978,903

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Pertento Partners LLP. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, no par value par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Pertento Partners LLP: By: /s/ Eduardo Marques, Eduardo Marques / Managing Partner (02/12/2025)
- Eduardo Marques: By: /s/ Eduardo Marques, Eduardo Marques (02/12/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.